UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report: March 1, 2019

BioTime, Inc.

(Exact name of registrant as specified in its charter)

California	001-12830	94-3127919
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1010 Atlantic Avenue

Suite 102

Alameda, California 94501

(Address of principal executive offices)

(510) 521-3390

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events

The purpose of this Current Report on Form 8-K is to amend and supplement the joint proxy statement/prospectus included in Amendment No. 1 to the Registration Statement on Form S-4, file No. 333-229141 filed by BioTime, Inc. (“BioTime”) with the Securities and Exchange Commission (the “SEC”) on January 14, 2019 (the “Registration Statement”), and included in the definitive proxy statement filed by Asterias Biotherapeutics, Inc. (“Asterias”) with the SEC on February 4, 2019 (the “Joint Proxy Statement”), relating to the Agreement and Plan of Merger, dated November 7, 2018 (the “Merger Agreement”), by and among Asterias, BioTime and Patrick Merger Sub, Inc. (“Merger Sub”). The Joint Proxy Statement was first mailed to the stockholders of Asterias and shareholders of BioTime on or about February 6, 2019.

On February 19, 2019, a putative class action lawsuit relating to the Merger Agreement was filed on behalf of Asterias stockholders in the Superior Court of the State of California in the County of Alameda (the “Superior Court”) against Asterias, the members of Asterias’ board of directors, BioTime, Merger Sub, Neal Bradsher, Broadwood Capital, Inc. and Broadwood Capital Partners, L.P. The lawsuit asserts claims for breach of fiduciary duty and aiding and abetting breach of fiduciary duty, alleging that the consideration Asterias shareholders are to receive in the Merger is unfair, the merger is the product of an unfair process, and the Joint Proxy Statement omits certain allegedly material information. The complaint seeks, injunctive relief or rescissory damages and an award of plaintiffs’ expenses and attorneys’ fees. The defendants specifically deny all allegations in the litigation, including that any additional disclosure was or is required and intend to defend it vigorously. However, to moot the disclosure claims in the complaint, Asterias and BioTime make the following supplemental disclosures to the Joint Proxy Statement relating to the proposed merger, which supplemental disclosures are set forth below (the “Supplemental Disclosures”). Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

SUPPLEMENTAL DISCLOSURES

This supplemental information should be read in conjunction with the Joint Proxy Statement, which should be read in its entirety. The information contained herein is incorporated by reference into the Joint Proxy Statement. Defined terms used but not defined herein have the meanings set forth in the Joint Proxy Statement, and all page references refer to pages of the Joint Proxy Statement.

Background of the Merger

The following disclosure is to be added after the last sentence in the fifth paragraph of page 47, under the header “Background of the Merger.”

Although the Asterias Special Committee requested that management identify a financial advisor, the Asterias Special Committee retained the full power to evaluate the financial advisor and whether to engage the financial advisor or to select an alternative advisor. Although Mr. Mulroy was a member on the board of directors of Asterias and BioTime, the Special Committee did not believe that Mr. Mulroy’s involvement as part of the transaction process would negatively impact the Special Committee’s ability to negotiate the best deal possible for Asterias stockholders because the Special Committee was mindful of Mr. Mulroy’s position on the BioTime board throughout the process and ultimately held the sole and complete authority to recommend a deal with BioTime or a third party, or to recommend an alternative strategic strategy, to the Asterias Board.

The following disclosure is to be added after the penultimate sentence in the last paragraph of page 49, under the header “Background of the Merger.”

Raymond James shared its belief with the Asterias Board that under then existing market conditions, it would be very difficult for Asterias to be able to raise adequate funds to continue operating as an independent company.

The following disclosure is to be added after the last sentence in the second paragraph of page 50, under the header “Background of the Merger.”

Under the counteroffer proposed by Asterias, there were no discussions with respect to whether any specific employee or executive of Asterias would be retained by BioTime following the completion of the merger, and this was never included as a condition to the merger in any discussion or draft of the Merger Agreement.

The following disclosure is to be added after the penultimate sentence in the fifth paragraph of page 50, under the header “Background of the Merger.”

The Asterias Special Committee required BioTime to agree to vote its Asterias shares in favor of the Merger because the Asterias Special Committee felt that it was in the Asterias stockholders’ best interest to seek deal certainty once the Merger Agreement was signed and announced and BioTime’s agreement to vote its shares increased deal certainty. The Asterias Special Committee felt that Asterias might not be able to continue as a going concern if an announced merger was not consummated. The Asterias Special Committee ultimately agreed not to require a price collar as a concession to obtain a higher premium and deal certainty.

The following disclosure is to be added after the last sentence in the second paragraph of page 52, under the header “Background of the Merger.”

The Asterias Special Committee did not engage a valuation expert to value the AgeX distribution. The Asterias Special Committee believed that cost and timing considerations outweighed potential benefits of seeking a valuation expert to value the AgeX distribution, and the Asterias Special Committee believed that the complications of negotiating a mechanism to adjust the exchange ratio based on an AgeX valuation would have resulted in substantial delay and deal risk.

The following disclosure is to be added after the second sentence in the third paragraph of page 52, under the header “Background of the Merger.”

In determining that the exchange ratio of 0.71 BioTime Common Shares for each share of Asterias Common Stock, which would result in an approximate 30% premium for Asterias stockholders, was the best offer that the Asterias Special Committee would get from BioTime, the Asterias Special Committee considered, among other things, that this exchange ratio was within the range discussed with Raymond James at recent meetings of the Asterias Special Committee.

The following disclosure is to be added after the last sentence in the last paragraph of page 52, under the header “Background of the Merger.”

Messrs. Mulroy and Kingsley recused themselves from the vote of the Asterias Board because they were also members of the BioTime board of directors.

The following disclosure is to be added after the first sentence in the fifth paragraph of page 53, under the header “Background of the Merger.”

The Special Committee requested that Mr. Mulroy prepare the “go-shop” list because Mr. Mulroy, as the Chief Executive Officer of Asterias, was most informed as to which third parties had prior contact with Asterias and which third parties might potentially be interested in a transaction with Asterias. Mr. Mulroy prepared the initial draft and discussed it with the Asterias management team; following such discussions the list was finalized based on the input from the Asterias management team.

The following disclosure is to be added after the only sentence in the second paragraph of page 54, under the header “Background of the Merger.”

In addition, during the “go-shop” period, no third party responded in any way that suggested that it would be interested in making an alternative proposal outside of the “go-shop” period. Most of the parties that were contacted failed to respond entirely and those that did respond indicated that they were not a position to pursue a proposal with Asterias during the “go-shop” period or thereafter.

Opinion of Asterias’ Financial Advisor

The following disclosure is to be added after the second paragraph of page 73, under the header “Selected Companies Analysis of Asterias.”

($ in millions, except per share data)

Company	Ticker	Share Price on 11/02/18	Equity Value (1)

Affimed N.V.	AFMD	$4.10	$256.0
OncoSec Medical Incorporated	ONCS	1.88	111.4
Oncolytics Biotech Inc.	ONCY	2.81	47.1
Neuralstem, Inc.	CUR	0.56	10.2
Advaxis, Inc.	ADXS	0.56	39.2
InVivo Therapeutics Holdings Corp.	NVIV	2.05	15.9

(1) Market capitalization on a fully diluted basis at close on 11/02/18.

The following disclosure is to be added after the fourth paragraph of page 73, under the header “Selected Companies Analysis of BioTime.”

($ in millions, except per share data)

Company	Ticker	Share Price on 11/02/18	Equity Value (1)

Mesoblast Limited	MESO	$7.18	$1,054.4
Athersys, Inc.	ATHX	2.02	279.9
Celyad SA	CYAD	28.10	295.2
Pluristem Therapeutics Inc.	PSTI	1.17	132.9
Bellicum Pharmaceuticals, Inc.	BLCM	4.57	198.1
Ophthotech Corporation	OPHT	2.29	94.5
Capricor Therapeutics, Inc.	CAPR	1.07	33.0

(1) Market capitalization on a fully diluted basis at close on 11/02/18.

The following disclosure is to be added after the table following the third paragraph of page 74, under the header “Selected Transaction Analysis - Asterias.”

($ in millions)(1)

Announce Date	Target	Buyer	Upfront Payment

10/09/2018	Vector Neurosciences Inc.	MeiraGTx Holdings plc	$2.7
09/20/2018	Celenex, Inc.	Amicus Therapeutics, Inc.	100.0
09/14/2018	Bonti, Inc.	Allergan plc	195.0
12/12/2017	Repros Therapeutics Inc.	Allergan plc	26.5
11/02/2017	Ocera Therapeutics, Inc.	Mallinckrodt plc	42.0
09/18/2017	Dimension Therapeutics, Inc.	Ultragenyx Pharmaceutical Inc.	151.2
06/27/2017	Altor BioScience Corporation	NantCell, Inc.	96.7
01/24/2017	GenVec, Inc.	Intrexon Corporation	15.0

(1) The Upfront Payment Amount does not include the value of any future consideration that may be payable in the transaction, including, without limitation, in connection with any contingent value rights.

The following disclosure is to be added after the table following the first paragraph of page 75, under the header “Selected Transaction Analysis - BioTime.”

($ in millions)(1)

Announce Date	Target	Buyer	Upfront Payment

10/09/2018	Vector Neurosciences Inc.	MeiraGTx Holdings plc	$2.7
09/26/2018	Syntimmune, Inc.	Alexion Pharmaceuticals, Inc.	400.0
09/20/2018	Celenex, Inc.	Amicus Therapeutics, Inc.	100.0
09/14/2018	Bonti, Inc.	Allergan plc	195.0
01/31/2018	Cascadian Therapeutics, Inc.	Seattle Genetics, Inc.	623.1
12/12/2017	Repros Therapeutics Inc.	Allergan plc	26.5
11/02/2017	Ocera Therapeutics, Inc.	Mallinckrodt plc	42.0
09/18/2017	Dimension Therapeutics, Inc.	Ultragenyx Pharmaceutical Inc.	151.2
06/27/2017	Altor BioScience Corporation	NantCell, Inc.	96.7
05/23/2017	True North Therapeutics, Inc.	Bioverativ Inc.	400.0
01/24/2017	GenVec, Inc.	Intrexon Corporation	15.0

(1) The Upfront Payment Amount does not include the value of any future consideration that may be payable in the transaction, including, without limitation, in connection with any contingent value rights.

The following disclosure is to be added after the last paragraph of page 75, under the header “Discounted Cash Flow Analysis of Asterias.”

The Discounted Cash Flow analysis assumes no terminal value consistent with industry convention, which reflects the expectation that generic or biosimilar products will capture most (if not all) market share once the regulatory exclusivity period has expired.

The following disclosure is to be added after the second paragraph of page 76, under the header “Discounted Cash Flow Analysis of BioTime.”

Raymond James estimated a range of equity values for BioTime based upon the present value of Asterias’ estimated unlevered free cash flows, defined as operating income less provisions for taxes plus tax shield from net operating losses carryforward, for fiscal years ended December 31, 2019 through December 31, 2028, in each case with risk adjustments as provided by Asterias and approved for Raymond James’ use by the Asterias Special Committee.

The Discounted Cash Flow analysis assumes no terminal value consistent with industry convention, which reflects the expectation that generic or biosimilar products will capture most (if not all) market share once the regulatory exclusivity period has expired.

The following disclosure is to be added after the last sentence in the first paragraph of page 78, under the header “Material Financial Analyses.”

During the two years preceding the date of Raymond James’s written opinion, Raymond James has not received any compensation from Neal Bradsher, Broadwood Capital, Inc., Broadwood Partners, L.P., OncoCyte, or AgeX for any engagement or services performed. There are no material relationships that existed during the two years prior to the date of the opinion or are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Raymond James, on one hand, and Neal Bradsher, Broadwood Capital, Inc., Broadwood Partners, L.P., OncoCyte, or AgeX, on the other hand.

Certain BioTime and Asterias Unaudited Prospective Financial Information

The following disclosure is to be added at the beginning of page 81, after the Risk Adjusted Net Income/Loss information under the heading “Projections Used By Raymond James With Respect to the Future Operations of Asterias.”

Asterias Risk Adjusted Income Statement Projections (all line items are risk adjusted)

	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E
Revenue	-	-	-	-	-	-	-	9.0	44.8	90.5	128.9	170.9	203.3	228.8	242.4	251.7	260.1	268.7	277.6	286.8
COGS	-	-	-	-	-	-	-	(2.1)	(11.0)	(21.5)	(30.7)	(40.7)	(46.2)	(52.0)	(55.1)	(57.2)	(59.1)	(61.1)	(63.1)	(65.2)
Gross Profit/(Loss)	-	-	-	-	-	-	-	6.8	33.8	68.9	98.2	130.2	157.1	176.8	187.3	194.5	201.0	207.6	214.5	221.6

Total OpEx	(11.2)	(17.3)	(15.3)	(15.5)	(15.3)	(13.9)	(13.2)	(9.8)	(6.0)	(10.0)	(13.5)	(17.3)	(20.3)	(22.7)	(24.0)	(24.9)	(25.7)	(26.5)	(27.4)	(28.3)
EBITDA	(11.2)	(17.3)	(15.3)	(15.5)	(15.3)	(13.9)	(13.2)	(2.9)	27.8	58.9	84.7	112.9	136.8	154.1	163.4	169.7	175.3	181.1	187.1	193.3

Provision for Income tax	-	-	-	-	-	-	-	-	(6.9)	(14.7)	(21.2)	(28.2)	(34.2)	(38.5)	(40.8)	(42.4)	(43.8)	(45.3)	(46.8)	(48.3)
Offset from NOL Carryforward	-	-	-	-	-	-	-	-	6.7	14.5	16.8	-	-	-	-	-	-	-	-	-
Net Income/(Loss)	$(12.2)	$(18.3)	$(16.3)	$(16.5)	$(16.3)	$(14.9)	$(14.2)	$(3.9)	$26.5	$57.7	$79.3	$83.6	$101.6	$114.6	$121.5	$126.2	$130.5	$134.8	$139.3	$144.0

The following disclosure is to be added after the first paragraph of page 81, under the header “Projections Used By Raymond James With Respect to the Future Operations of BioTime.”

BioTime Risk Adjusted Income Statement Projections (all line items risk adjusted)

	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E
Revenue	8.5	15.2	6.7	11.0	133.2	340.8	561.1	833.3	1,171.4	1,395.5
COGS	-	2.1	3.8	6.5	38.1	75.8	123.5	181.5	206.3	237.3
Gross Profit	8.5	13.1	2.9	4.5	95.1	265.0	437.5	651.8	965.1	1,158.2

Total OpEx	53.4	61.5	75.2	109.3	141.3	167.2	227.6	319.3	419.5	460.5
EBITDA	(44.9)	(48.4)	(72.3)	(104.8)	(46.2)	97.8	209.9	332.5	545.6	697.7

Provision for Income Taxes	-	-	-	-	-	(24.4)	(52.5)	(83.1)	(136.4)	(174.4)
Offset from NOL Carryforward	-	-	-	-	-	24.4	52.5	17.5	-	-
Net Income/(Loss)	$(44.9)	$(48.4)	$(72.3)	$(104.8)	$(46.2)	$97.8	$209.9	$266.8	$409.2	$523.3

The following disclosure is to be added after the only sentence in the last paragraph of page 85, under the header “Merger-Related Compensation for Asterias’ Named Executive Officers.”

The only compensation that is due to Asterias’ executive officers in connection with the Merger is (i) the vesting of Restricted Stock Units in accordance with the Plan of Merger, which is disclosed in this Joint Proxy Statement on pages 84 -85 under the heading “Asterias Restricted Stock Unit Awards” and (ii) the compensation to be paid pursuant to the provisions set forth in their employment agreements.

Mr. Mulroy’s employment agreement contains provisions entitling him to severance benefits under certain circumstances. If the Company terminates Mr. Mulroy’s employment without “Cause” or if he resigns for “Good Reason” otherwise than within one (1) month prior to or twelve (12) months following a “Change of Control” (as those terms are defined in his employment agreement), he will be entitled to the following severance: (A) if Mr. Mulroy’s employment is terminated within the first 12 months of employment: (i) salary continuation at his then-current base salary for six (6) months, (ii) 50% of his target bonus as in effect at the date of termination, (iii) accelerated vesting of 50% of the then unvested stock options and restricted granted to him and (iv) payment, for a period of six (6) months, of any health insurance benefits that he was receiving at the time of termination of his employment, under a Company employee health insurance plan subject to the Consolidated Omnibus Budget Reconciliation Act (“COBRA”), or (B) if Mr. Mulroy’s employment is terminated after 12 months of employment: (i) salary continuation at his then-current base salary for twelve (12) months, (ii) 100% of his target bonus as in effect at the date of termination, (iii) accelerated vesting of 100% of the then unvested stock options and restricted stock granted to him, and (iv) payment, for a period of twelve (12) months, of any health insurance benefits that he was receiving at the time of termination of his employment, under a Company employee health insurance plan subject to the COBRA.

If Mr. Mulroy’s employment is terminated without “Cause” or if he resigns for “Good Reason” within one (1) month prior to or twelve (12) months following a Change in Control, Mr. Mulroy will be entitled to receive payment for all accrued but unpaid salary, accrued but unpaid bonus, if any, and vacation accrued as of the date of termination of his employment, and as severance compensation (A) an amount equal to the sum of 200% of his base salary and 200% of his target bonus as in effect at the date of termination, which shall be paid in a lump sum no later than 60 days after the date of his termination of employment, subject to such payroll deductions and withholdings as are required by law, (B) accelerated vesting of 100% of Mr. Mulroy’s then unvested stock options and any restricted stock and (C) payment, for a period of twelve (12) months, of any health insurance benefits that he was receiving at the time of termination of his employment, under a Company employee health insurance plan subject to COBRA. The foregoing summary is qualified in its entirety by the full text of the Mr. Mulroy’s employment agreement, which is filed as Exhibit 10.1 to Asterias’ Current Report on Form 8-K, filed May 23, 2017, and is incorporated herein by reference.

As previously disclosed in Asterias’ Current Report on Form 8-K filed on November 8, 2018, Asterias entered into an Amended and Restated Employment Agreement (each, an “Employment Agreement”) on November 7, 2018, with each of (i) Craig Halberstadt, Senior Vice President, Research & Product Development of Asterias, (ii) Edward Wirth, III, Chief Medical Officer of Asterias, and (iii) Ryan Chavez, Chief Financial Officer and General Counsel of Asterias. Each Employment Agreement provides that the Executive is entitled to specified severance compensation, bonus and other payments in the event Asterias or its successor in interest terminates the Executive’s employment without Cause (as defined in the Employment Agreement) within twelve months following a Change in Control (summarized below), or if the Executive resigns for Good Reason (summarized below) within twelve months following a Change in Control.

Under each Employment Agreement, Good Reason means, subject to specified notice periods, cure opportunities and other procedural requirements specified in the Employment Agreement: (A) a diminution in the Executive’s base salary; (B) a material change in geographic location at which the Executive must perform services (subject to specified exclusions for a change in Asterias’ office location); (C) any material failure of the successors to Asterias after a Change of Control to perform, or causing Asterias not to perform, Asterias’ obligations under the Employment Agreement; (D) any action or inaction of Asterias that constitutes a material breach of the terms of the Employment Agreement; or (E) any other material adverse change in the Executive’s duties, authorities, responsibilities, or reporting structure.

Under each Employment Agreement, Change of Control means: (A) subject to exclusions specified in the Employment Agreement, the acquisition of voting securities of Asterias by a person or group entitling the holder thereof to elect a majority of the directors of Asterias; (B) the sale of all or substantially all of the assets of Asterias; (C) a merger or consolidation of Asterias with or into another corporation or entity (irrespective of whether Asterias is the surviving corporation in such merger or consolidation) in which the stockholders of Asterias immediately before such merger or consolidation do not own, in substantially the same percentages, voting securities of the surviving corporation or entity (or the ultimate parent of the surviving corporation or entity) entitling them, in the aggregate, to elect a majority of the directors or persons holding similar powers; or (D) a change in the composition of the board occurring within a twelve month period, as a result of which the incumbent directors cease to constitute at least a majority of the board.

Under each Employment Agreement, Cause means: (A) the repeated failure to properly perform the Executive’s job responsibilities after written receipt being notified of such failure to perform, as determined reasonably and in good faith by the board; (B) commission of any act of fraud, gross misconduct or dishonesty with respect to Asterias or any related company; (C) conviction of, or plea of guilty or “no contest” to, any felony, or a crime involving moral turpitude; (D) breach of any provision of the Employment Agreement or any provision of any proprietary information and inventions agreement with Asterias or any related company; (E) failure to follow the lawful directions of the board of directors of Asterias or any related company; (F) chronic alcohol or drug abuse; (G) obtaining, in connection with any transaction in which Asterias, any related company, or any of Asterias’ affiliates is a party, a material undisclosed financial benefit for the Executive or for any member of the Executive’s immediate family or for any corporation, partnership, limited liability company, or trust in which the Executive or any member of the Executive’s immediate family owns a material financial interest; or (H) harassing or discriminating against, or participating or assisting in the harassment of or discrimination against, any employee of Asterias (or a related company or an affiliate of Asterias) based upon gender, race, religion, ethnicity, or nationality.

Each Employment Agreement contains an agreement by Executive to keep confidential certain Confidential Information (as defined in the Employment Agreement) both during and after Executive’s employment and provides that the employment relationship of the Executive with Asterias is at will and may be terminated by the Executive or by Asterias with or without cause at any time by notice given in writing.

The foregoing summary is qualified in its entirety by the full text of the Employment Agreements, which are filed as Exhibit 10.1, Exhibit 10.2, and Exhibit 10.3 to the Current Report filed on November 8, 2018, and are incorporated herein by reference.

Forward-Looking Statements

Statements pertaining to future financial and/or operating and/or clinical research results, future growth in research, technology, clinical development, and potential opportunities for Asterias, along with other statements about the future expectations, beliefs, goals, plans, or prospects expressed by management constitute forward-looking statements. Any statements that are not historical fact(including, but not limited to statements that contain words such as “will,” “believes,” “plans,” “anticipates,” “expects,” “estimates”) should also be considered to be forward-looking statements. Forward-looking statements involve risks and uncertainties, including, without limitation, risks inherent in the development and/or commercialization of potential products, uncertainty in the results of clinical trials or regulatory approvals, need and ability to obtain future capital, and maintenance of intellectual property rights. Actual results may differ materially from the results anticipated in these forward-looking statements and as such should be evaluated together with the many uncertainties that affect the businesses of Asterias, particularly those mentioned in the cautionary statements found in Asterias’ filings with the Securities and Exchange Commission. Asterias disclaims any intent or obligation to update these forward-looking statements. More information on potential factors that could affect our results is included from time to time in the SEC filings and reports of Asterias, including the risks identified under the sections captioned “Risk Factors” in Asterias’ annual report on Form 10-K filed with the SEC on March 15, 2018, Asterias’ quarterly report on Form 10-Q for the quarter ended September 30, 2018, filed with the SEC on November 9, 2018, and BioTime’s Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus filed with the SEC on January 14, 2019.

Additional Information and Where to Find It

This communication is being made in respect of the proposed business combination involving BioTime and Asterias. In connection with the proposed transaction, BioTime and Asterias have filed documents with the SEC, including the filing by BioTime of a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus filed with the SEC on January 14, 2019 and each of BioTime and Asterias plan to file with the SEC other documents regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BIOTIME AND ASTERIAS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC BY BIOTIME AND ASTERIAS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov and by contacting BioTime Investor Relations at (510) 871-4188 or Asterias Investor Relations at (510) 456-3892. Investors and security holders may obtain free copies of the documents filed with the SEC on BioTime’s website at www.biotimeinc.com or Asterias’ website at www.asteriasbiotherapeutics.com or the SEC’s website at www.sec.gov.

Participants in the Solicitation

BioTime, Asterias and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction is set forth in the Joint Proxy Statement/Prospectus described above. Additional information regarding the directors and executive officers of BioTime is also included in BioTime’s proxy statement for its 2018 Annual Meeting of Shareholders, which was filed with the SEC on March 29, 2018, and additional information regarding the directors and executive officers of Asterias is also included in Asterias’ proxy statement for its 2018 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BioTime, Inc.

Date: March 1, 2019	By:	/s/ Brian Culley
Brian Culley
Chief Executive Officer